SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  January 27, 2010

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated January 27, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   January 27, 2010

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

  TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

                                                                                                South Surrey Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - January 27, 2010

Tanzanian Royalty Announces Participation of Jinchuan Mining

In Program to Explore and Develop Kabanga Nickel Licenses

Tanzanian Royalty Exploration is pleased to announce that a major Chinese metals company, Jinchuan Mining, has agreed to participate in the exploration and development of the Company’s Kabanga nickel properties in northwestern Tanzania.

Following the recent conclusion of an option agreement with Beijing Songshanheli Mining Investment Co. Ltd., which previously held the properties under an exclusive agreement with Tanzanian Royalty, Jinchuan Mining has agreed to act as operator and hold complete financial responsibility for all exploration activities on the nickel exploration licenses.

Jinchuan Group Limited (JNMC), the parent company of Jinchuan Mining, is a large integrated non-ferrous metallurgical and chemical engineering enterprise engaged in mining, concentrating, metallurgy and chemical engineering. It produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulphuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulphite, together with some further processed nonferrous metals products.

The group’s output of nickel and platinum group metals respectively accounts for more than 90% of Chinese production. Jinchuan Group is situated in Jinchang, an industrial city in the eastern portion of the Hexi Corridor of Gansu Province.  Jinchuan Group is the largest producer of nickel and cobalt in China and its namesake is honoured as the “Nickel City” of China.

The Chinese joint venture partners will hold the right to earn a 100% interest in the Kabanga nickel properties for time-sensitive payments including staged exploration expenditures and a 30-year 3% net smelter royalty in favour of Tanzanian Royalty upon achieving commercial production.

Tanzanian Royalty’s Kabanga properties comprise a project area of 4,200 square kilometres, with targets for nickel, cobalt and PGM mineralization. The project area is situated to the north of the high grade Kabanga nickel deposit which is currently under development by a joint venture consisting of Barrick and Xstrata.

According to James E. Sinclair, Chairman and CEO of Tanzanian Royalty, “The joint participation of these two respected Chinese companies in our Kabanga project is tangible recognition of the potential of this emerging nickel belt and the prospects for further discoveries.”

“When we acquired the Kabanga licenses several years ago, we recognized the cyclical nature of metal markets and realized that base metal prices including nickel would rebound based on demand from developing economies - especially China,” he noted.

“Time has confirmed this observation and we expect to develop a close working relationship with our Chinese partners whose level of integration from exploration to smelting and refining is highly regarded within the global metals industry.”

When the Kabanga properties were first acquired by the Company, individual licenses were selected proximal to strong aeromagnetic anomalies and known gabbro/norite bodies that are believed to represent important stratigraphic controls for the nickel, copper and PGM mineralization in the region. History shows that nickel deposits like Kabanga rarely occur alone, Sinclair emphasized.

Exploration work on the nickel licenses is expected to begin early this year, with Tanzanian Royalty providing logistical and related assistance to Jinchuan and Beijing Songshanheli  in several key areas including government relations, license maintenance, corporate filings and the importing of heavy equipment.

China’s friendship with Tanzania extends back decades and its involvement in the east African nation encompasses a wide range of industries including construction, mining and farming. The mutual respect generated by this long association and the joint venture’s close relationship with Tanzanian Royalty will facilitate the entry of the two Chinese companies into the Tanzanian economy, which ranks among the fastest growing on the African continent.

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.